                                                                       Exhibit 1

                                 [Letterhead]


FOR IMMEDIATE RELEASE:

COMPANY CONTACT:
MELANIE T. HALL
CORPORATE COMMUNICATIONS
219-461-4018



            SUPERIOR TELECOM ANNOUNCES RECORD REVENUES AND NET INCOME
             BEFORE NON-RECURRING CHARGES FOR CALENDAR 1998 YEAR END


NEW YORK, N.Y., MARCH 1, 1999--Superior Telecom Inc. (NYSE: SUT) reported results today for the eight months ended December 31, 1998. As previously announced, the Company has changed its fiscal year end from April 30 to December
31. The operating results reported herein for the period ended December 31, 1998 include the results of the recently acquired operations of Essex International Inc. (NYSE: SXC) for the one-month period ended December 31, 1998. On November 27, 1998, Superior completed a tender offer for 81% of the outstanding common shares of Essex.

         The Company is also reporting supplemental comparative unaudited financial data consistent with its new calendar year-end reporting status. Such supplemental data includes comparative financial operating results for (1) the three-month periods ended December 31, 1998 and 1997 and (2) the twelve-month periods ended December 31, 1998 and 1997.

         All reported per share amounts reflect the impact of a five-for-four stock split which was effective on February 3, 1999.

         Revenues for the eight-month period ended December 31, 1998 were $486.1 million. Net income before an extraordinary charge and before other non-recurring and unusual charges was $29.4 million or $1.42 per diluted share for the eight-month period ended December 31, 1998. During the quarter ended December 31, 1998, the Company incurred an after-tax extraordinary charge of $1.2 million or $0.06 per diluted share related to the early



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extinguishment of debt associated with the financing of the Essex acquisition.
The quarter ended December 31, 1998 also included $13.5 million ($0.35 per diluted share on an after-tax basis) in non-recurring and unusual charges for
(a) a $10.0 million investment advisory fee related to the Essex transaction paid to an affiliate and (b) a $2.9 million restructuring charge recorded by Cables of Zion Ltd. (COZ), the Company's 50.1% owned Israeli wire and cable subsidiary, which restructuring charge was related to planned staff reductions and manufacturing plant consolidations and rationalizations which will occur in conjunction with COZ's recently completed acquisition of Cvalim - The Electric Wire and Cable Company of Israel.

         For the quarter ended December 31, 1998, revenues were $228.5 million, representing an increase of 83% over revenues of $124.9 million for the quarter ended December 31, 1997. Net income before extraordinary item and non-recurring and unusual charges for the quarter ended December 31, 1998 was $7.8 million or $0.38 per diluted share. This compared with net income for the quarter ended December 31, 1997 of $9.8 million, or $0.48 per diluted share.

         For the year ended December 31, 1998, revenues were $647.8 million, representing an increase of 31% over revenues of $496.1 million for the year ended December 31, 1997. Net income before extraordinary item and non-recurring and unusual charges for the year ended December 31, 1998 was $44.1 million or $2.13 per diluted share, representing an increase of 17% as compared with net income for the year ended December 31, 1997 of $37.4 million or $1.82 per diluted share.

         Commenting on the reported results, Mr. Steven S. Elbaum, Chairman and Chief Executive Officer, stated, "We are pleased to report record revenues and net income before non-recurring and extraordinary charges for our December 31 calendar year reporting period. The 31% revenue growth we achieved for the 1998 calendar year reflects the impact of completed acquisitions during 1998 as well as continued revenue gains in our North American communications cable business. Excluding the impact of acquisitions, we achieved 8% growth in year over year copper adjusted revenues in this market segment, despite a decline in year-end purchasing by telephone company customers, which has resumed strongly in 1999.

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This revenue growth underscores the continued commitment of our customers toward maintaining and expanding their core copper local loop network to meet growing access line demand and for the delivery of new high-speed bandwidth services to their customers. Operating income for this business segment expanded almost 20% for the 1998 calendar year, aided by an impressive copper adjusted gross profit expansion of almost 200 basis points as compared to the 1997 calendar year.

         "For the December 1998 calendar quarter, revenues in our North American communications cable business experienced a comparative 5% revenue decline on a copper adjusted basis. This decline was anticipated and reflected both seasonal procurement patterns and year-end budgetary constraints at our major customers. Despite this comparative revenue decline, operating income in this business segment increased 9% in the December 1998 quarter as compared to the December 1997 quarter, reflecting a strong copper adjusted year over year gross margin gain of 290 basis points. Order input for communications cable products has been robust in January and February 1999 and we expect to see continued year over year increase in demand levels for these products throughout the remainder of the year."

         Commenting further on the results, Mr. Elbaum stated, "As previously indicated, Superior's 1998 results included the operating results of the recently acquired Essex business for the one month of December 1998. While we anticipate the Essex acquisition to be strongly accretive to our 1999 results, the impact of the acquisition was dilutive to the results for the eight-month period ended December 31, 1998. This was due to reduced operating income resulting from the expected seasonal slowdown in revenues from the Essex operations in the month of December, while we incurred the full amount of acquisition-related fixed charges for interest expense and goodwill amortization.

         "During the December 31, 1998 quarter, we also incurred non-recurring charges related to the Essex acquisition and a restructuring charge related to our Israeli operations. In December 1998, our 50.1% owned Israeli subsidiary, Cables of Zion, completed the acquisition of Cvalim, resulting in the largest wire and cable company in Israel. This acquisition combines the largest Israeli manufacturers of wire and cable with approximately $175 million in annual revenues. In connection with the acquisition we recorded a $2.9

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million restructuring charge in the December 1998 quarter which includes costs associated with the consolidation of our corporate headquarters in Israel, and the shutdown, relocation and consolidation of certain manufacturing facilities. These actions are expected to result in nearly $3 million of cost reductions in 1999. The overall annual cost savings of consolidating these two companies is expected to approximate $8 million by the end of 2001.

         "As previously announced, our public tender offer of Essex International Inc. was completed on November 27, 1998, at which time we acquired 81% of Essex outstanding shares. The second stage of the transaction, which involves the issuance of Superior's 8-1/2% Trust Convertible Preferred Securities in exchange for the remaining 19% of the Essex outstanding shares is expected to be completed on March 31, 1999. The Trust Convertible Preferred Securities are exchangeable into Superior common stock beginning six months after the exchange date at a price of $44.80 per share.

         "As we move forward with the integration of Essex into Superior and the completion of the final merger, we have become even more positive about the strategic, operational and financial prospects for the combined entity. Our confidence level in exceeding our original expectations as to synergies and cost savings from the Essex acquisition has grown over the past several months and the time frame for realization has been shortened. Similarly, administrative and overhead reductions will exceed earlier estimates as well as enhance market and customer responsiveness and expedite the decision-making process. Overall, we are extremely encouraged by the timing and the estimated level of synergies expected to be realized from this transaction.

         "As we proceed with the organizational consolidation of Superior and Essex, I am pleased to announce further management additions: MICHAEL T. VOLLKOMMER has been appointed Vice President-Finance of Superior TeleCom Inc. Mike will report to David Aldridge, Superior's Chief Financial Officer. Mike joined The Alpine Group, Inc. as Vice President-Financial Development in December, 1998. Previously, he was Vice President and Chief Financial Officer for Alumax Inc. (NYSE: AMX), a $3 billion primary aluminum producer and fabricator which was acquired by Alcoa in July, 1998. TRACYE C. GILLELAND has been appointed Vice President-Controller of Superior TeleCom Inc. Tracye has over 17 years

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of industry experience, and was previously Vice President-Finance of Superior's
Communications Group. JAMES D. BURCH has been appointed Superior TeleCom's Senior Vice President-Human Resources. Jim was previously Vice President-Human Resources of Superior's Communications Group. Prior to joining Superior he was with Owens Corning for 21 years, where he held various human resource and labor relations positions. Jim reports to Debra F. Minott, Senior Vice President and General Counsel of Superior TeleCom. DAVID A. OWEN has been appointed Executive Vice President-Finance. Dave was previously Essex Group's Chief Financial Officer.

         "As has always been the case at Superior, we are committed to establishing the most effective, entrepreneurial and customer-oriented management team for our expanded operations with the strategic, financial and operational skills to deliver value to shareholders and customers," said Mr. Elbaum.

         Superior TeleCom Inc. is the largest domestic wire and cable manufacturer and the fourth-largest wire and cable manufacturer in the world. Superior TeleCom manufactures a broad portfolio of products with primary applications in the communications, original equipment manufacturer and electrical wire and cable markets. It is a leading manufacturer and supplier of telecommunications cable and wire products to telephone companies, distributors and system integrators; magnet wire and electrical insulation materials for motors, transformers and electrical controls; industrial wire for applications in appliances, construction, recreational vehicles and industrial facilities; and automotive wire and specialty wiring assemblies for automobiles and trucks.

         Except for historical information herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, including changes in short-term interest rates and foreign currency fluctuations, and other risk factors detailed in Superior's and Essex's most recent annual reports and other filings with the Securities and Exchange Commission.



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                              SUPERIOR TELECOM INC.
                                   (UNAUDITED)



                                                                            COMPARATIVE INCOME STATEMENT DATA
                                                         ---------------------------------------------------------------------------
                                                                                                                        EIGHT MONTHS
                                                           THREE MONTHS ENDED                   YEAR ENDED                  ENDED
                                                         -------------------------        -------------------------     ------------
                                                         12/31/98         12/31/97        12/31/98         12/31/97        12/31/98
                                                         --------         --------        --------         --------        --------
                                                                           (in thousands, except share data)

Net sales                                                $228,472         $124,901        $647,802         $496,117        $486,101

Gross profit                                               46,631           23,798         136,747           93,002         102,995
Selling, general and administrative expenses               18,046            5,295          39,382           20,548          32,333
Non-recurring and unusual charges                          13,511               --          13,511               --          13,511
Amortization of goodwill                                    1,704              429           3,009            1,719           2,447
                                                      ------------     ------------    ------------     ------------    ------------
     Operating income                                      13,370           18,074          80,845           70,735          54,704
Interest expense                                         (13,003)          (1,874)        (18,807)          (9,242)        (16,651)
Other income (expense), net                                   385               48            (13)              208           (346)
                                                      ------------     ------------    ------------     ------------    ------------
     Income before income tax expense, minority
         Interest and extraordinary (loss)                    752           16,248          62,025           61,701          37,707
Provision for income taxes                                  (880)          (6,402)        (25,368)         (24,299)        (15,544)
Minority interest in earnings of subsidiaries                 723               --             219               --              93
                                                      ------------     ------------    ------------     ------------    ------------
     Income before extraordinary (loss)                       595            9,846          36,876           37,402          22,256
Extraordinary (loss)                                      (1,243)             ----         (1,243)             ----         (1,243)
                                                      ------------     ------------    ------------     ------------    ------------
     Net income (loss)                                    $ (648)          $ 9,846         $35,633         $ 37,402         $21,013
                                                      ------------     ------------    ------------     ------------    ------------
                                                      ------------     ------------    ------------     ------------    ------------

Net income per share of common stock:
     Basic:
         Income before extraordinary (loss) and
              non-recurring and unusual charges           $  0.39          $  0.49         $  2.19          $  1.85         $  1.46
         Non-recurring and unusual charges                 (0.36)               --          (0.36)               --          (0.36)
         Extraordinary (loss) on early
           extinguishment of debt                          (0.06)               --          (0.06)               --          (0.06)
                                                      ------------     ------------    ------------     ------------    ------------
             Net income per share of common stock        $ (0.03)          $  0.49         $  1.77          $  1.85         $  1.04
                                                      ------------     ------------    ------------     ------------    ------------
                                                      ------------     ------------    ------------     ------------    ------------

     Diluted:
         Income before extraordinary (loss) and
           non-recurring and unusual charges              $  0.38          $  0.48         $  2.13          $  1.82         $  1.42
         Non-recurring and unusual charges                 (0.35)               --          (0.35)               --          (0.35)
         Extraordinary (loss) on early
           extinguishment of debt                          (0.06)               --          (0.06)               --          (0.06)
                                                      ------------     ------------    ------------     ------------    ------------
             Net income per share of common stock        $ (0.03)          $  0.48         $  1.72          $  1.82         $  1.01
                                                      ------------     ------------    ------------     ------------    ------------
                                                      ------------     ------------    ------------     ------------    ------------

Average common shares outstanding:
     Basic                                             20,074,243       20,207,259      20,146,000       20,201,000      20,130,849
                                                      ------------     ------------    ------------     ------------    ------------
                                                      ------------     ------------    ------------     ------------    ------------
     Diluted                                           20,689,063       20,671,299      20,739,000       20,597,000      20,725,908
                                                      ------------     ------------    ------------     ------------    ------------
                                                      ------------     ------------    ------------     ------------    ------------



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                              SUPERIOR TELECOM INC.
                                   (UNAUDITED)



                                                        COMPARATIVE BALANCE SHEET DATA
                                                        ------------------------------
                                                         12/31/98              4/30/98
                                                         --------              -------
                                                               (in thousands)

Current assets                                          $ 629,953             $100,847
Property, plant and equipment, net                        513,433               83,121
Goodwill, net                                             694,665               44,483
Long-term investments and other assets                     48,505                3,792
                                                      -----------           ----------
    Total assets                                       $1,886,556             $232,243
                                                      -----------           ----------
                                                      -----------           ----------

Current liabilities                                     $ 397,556              $62,315
Long-term debt, less current portion                    1,215,594               74,883
Minority interest in subsidiaries                          64,571                   --
Other long-term obligations                               117,455               12,839
Stockholders' equity                                       91,380               82,206
                                                      -----------           ----------
    Total liabilities and stockholders' equity         $1,886,556             $232,243
                                                      -----------           ----------
                                                      -----------           ----------



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